SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________

SCHEDULE TO

(Amendment No. 4)

____________

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

____________

SELWAY CAPITAL ACQUISITION CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

____________

Series B Shares of Common Stock, $0.0001 Par Value

(Title of Class of Securities)

____________

81661A 305

(CUSIP Number of Class of Securities)

____________

Gary Sekulski
Chief Executive Officer
66 Ford Road, Suite 230
Denville, NJ 07834
973-983-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mitchell S. Nussbaum
Giovanni Caruso
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4866
(212) 937-3943 (fax)

____________

CALCULATION OF FILING FEE

Transaction valuation* $8,651,639.30	Amount of filing fee* $1,180.08**

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 839,965 outstanding Series B Shares of Selway Capital Acquisition Corporation common stock, par value $0.0001 per share, at the tender offer price of $10.30 per share. The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $136.40 for each $1,000,000 of the value of the transaction.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

Selway Capital Acquisition Corporation, a Delaware Corporation (“Selway”), is filing this Amendment No. 2 (the “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on May 9, 2013, and as amended on May 17, 2013, June 17, 2013 and July 15, 2013 to amend and restate the Offer Letter included as Exhibit (a)(1)(A) of the Schedule TO.

Table of Contents

Page

Item 1.	Summary Term Sheet.		1
Item 2.	Subject Company Information.		1
	(a)	Name and Address.	1
	(b)	Securities.	1
	(c)	Trading Market and Price.	1
Item 3.	Identity and Background of Filing Person.		1
	(a)	Name and Address.	1
Item 4.	Terms of the Transaction.		2
	(a)	Material Terms.	2
	(b)	Purchases.	3
Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.		3
	(a)	Agreements Involving the Subject Company’s Securities.	3
Item 6.	Purposes of the Transaction and Plans or Proposals.		3
	(a)	Purposes.	3
	(b)	Uses of Securities Acquired.	3
	(c)	Plans.	3
Item 7.	Source and Amount of Funds or Other Consideration.		3
	(a)	Sources of Funds.	3
	(b)	Conditions.	4
	(c)	Borrowed funds.	4
Item 8.	Interest in Securities of the Subject Company.		4
	(a)	Securities ownership.	4
	(b)	Securities transactions.	4
Item 9.	Person/Assets, Retained, Employed, Compensated or Used.		4
	(a)	Solicitations or Recommendations.	4
Item 10.	Financial Statements.		4
	(a)	Financial Information.	4
	(b)	Pro Forma Information.	4
Item 11.	Additional Information.		4
	(a)	Agreements, Regulatory Requirements and Legal Proceedings.	5
	(b)	Other Material Information.	5
Item 12.	Exhibits.		5
Item 13.	Information Required by Schedule 13e-3.		6

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Selway Capital Acquisition Corporation, a Delaware Corporation (“Selway,” the “Company,” “we,” “us” or “our”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding Series B Shares of common stock, par value $0.0001 per share (the “Series B Shares”), at a price of $10.30 per share in cash, without interest.  The offer is subject to the terms and conditions set forth in the Amended Offer Letter, dated July 26, 2013 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address.

The name of the subject company and the filing person is Selway Capital Acquisition Corporation, a Delaware Corporation.  Its principal executive offices are located at 66 Ford Road, Suite 230, Denville, NJ 07834.  The Company’s telephone number is 973-983-6300.

(b)	Securities.

The securities that are the subject of this Schedule TO are 839,965 Series B Shares.  As of July 26, 2013, there were 839,965 Series B Shares of the Company issued and outstanding.

(c)	Trading Market and Price.

The information set forth in the Offer Letter under “Market Price Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

The Company is the subject company and the filing person.  The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below.  The business address for each such person is 66 Ford Road, Suite 230, Denville, NJ 07834, and the telephone number for each such person is 973-983-6300.

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Name:	Age:	Ownership or Relationship:
Gary J. Sekulski	66	Chairman, President & Chief Executive Officer
Yoram Bibring	55	Chief Financial Officer
Ann F. Saskowitz	60	VP Service Operations and Director
John M. Phelps	60	VP Marketing and Strategic Planning
Ruth Ackerman	63	VP Administration
Scott Weeber	43	VP of Finance & Accounting and Treasurer
Mark Carlesimo	60	Vice President, General Counsel and Secretary
Thomas E. Durkin, III	59	Director
Edmundo Gonzalez	40	Director

Item 4. Terms of the Transaction.

(a)	Material Terms.

(1)(i) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” and “The Offer—General” is incorporated herein by reference.

(1)(ii) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” and “The Offer—Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” and “The Offer—Scheduled Expiration of Offer” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” and “The Offer— Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” and “The Offer—Procedures for Tendering Series B Shares—Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” and “The Offer—Procedures for Tendering Series B Shares” is incorporated herein by reference.

(1)(viii) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” and “The Offer— Purchase of Series B Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” “The Offer— No Proration” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(1)(x) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” “Risk Factors,” “The Offer—Purpose of the Offer” and “The Offer—Certain Effects of the Offer” is incorporated herein by reference.

(1)(xi) Not applicable.

(1)(xii) Not applicable.

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(2)(i)-(vii) Not applicable.

(b)	Purchases.

Only holders of our Series B Shares are entitled to participate in the Offer, and holders of our Series C Shares of common stock and our other securities are not entitled to participate in the Offer.

Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, and excluding the transactions in connection with the Merger, neither we nor any of our directors, executive officers, affiliates or subsidiaries have purchased any of our securities during the 60 days prior to July 26, 2013.

The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors,” “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Securities,” “Description of Securities— Securities Issued in Connection with the Merger” and “Certain Relationships and Related Transactions” is incorporated herein by reference.  See Item 8(a) herein for more information.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors,” “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Securities,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors” and “The Offer—Purpose of the Offer” is incorporated herein by reference.

(b)	Uses of Securities Acquired.

The securities will be retired and cancelled.

(c)	Plans.

The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors,” “The Offer—Purpose of the Offer,” “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Securities” and “Description of Securities” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Sources of Funds.

The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors” and “The Offer— Source and Amount of Funds” is incorporated herein by reference.

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(b)	Conditions.

The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” “The Offer— No Proration in Offer” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(c)	Borrowed funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities ownership.

The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors,” “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)	Securities transactions.

Neither the Company nor to the Company’s knowledge after reasonable inquiry have any of its other officers or directors engaged in any transactions in the Series B Shares required to be disclosed in this Item 8(b). See Item 4(b) herein for more information.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The Company has retained American Stock Transfer & Trust Company (“American”) to act as the Depositary and Advantage Proxy (“Advantage”) to act as the Information Agent. The Company may contact holders of Shares over the Internet, by mail, telephone, fax, email or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee holders to forward material relating to the Offer to beneficial owners. Each of American and Advantage will receive reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

The information set forth in the Offer Letter under “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a)	Financial Information.

The information set forth in the Offer Letter under “Financial Statements” is incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.

Item 11. Additional Information.

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(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors,” “The Offer—Purpose of the Offer,” “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Securities,” “The Offer—Certain Legal Matters; Regulatory Approvals” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)	Other Material Information.

The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors,” “Information about Selway,” “The Offer,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Amended Offer Letter, dated July 26, 2013.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(D)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	The Company’s Current Reports on Form 8-K submitted to the Securities and Exchange Commission on January 31, 2013, March 31, 2013, April 11, 2013, April 16, 2013, April 26, 2013, May 9, 2013, May 10, 2013, May 15, 2013, May 16, 2013, June 11, 2013, July 3, 2013, July 23, 2013 and July 25, 2013 (incorporated by reference to the Forms 8-K filed with the Securities and Exchange Commission on such dates).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Letter Agreements, dated November 7, 2011, by and among the Company, Aegis Capital Corp. and the Company’s founders.(1)
(d)(2)	Investment Management Trust Agreement, dated November 7, 2011, between American Stock Transfer & Trust Company, LLC and the Company.(1)
(d)(3)	Securities Escrow Agreement, dated November 7, 2011, between the Company, American Stock Transfer & Trust Company, LLC and the Company’s founders.(1)
(d)(4)	Registration Rights Agreement, dated November 7, 2011, among the Company and the Company’s founders.(1)
(d)(5)	Voting Agreement, dated April 10, 2013, by and among the Company and certain stockholders.(2)
(d)(6)	Registration Rights Agreement, dated April 10, 2013, by and among the Company and Gary Sekulski, as representative of the stockholders of Healthcare Corporation of America.(2)
(d)(7)	Closing Payment Escrow Agreement, dated April 10, 2013, by and among the Company, Selway Merger Sub, Inc., Healthcare Corporation of America, Gary Sekulski, Edmundo Gonzalez, and American Stock Transfer & Trust Company LLC, as escrow agent.(2)
(d)(8)	Management Share Escrow Agreement, dated April 10, 2013, by and among the Company, Healthcare Corporation of America, certain key personnel signatories thereto, and American Stock Transfer & Trust Company LLC, as escrow agent.(2)
(d)(9)	Loan and Security Agreement, dated July 17, 2013, by and among Selway Capital Acquisition Corporation, Healthcare Corporation of America and Partners For Growth, III, LP(3)
(d)(10)	Registration Rights Agreement, dated July 17, 2013, by and among Selway Capital Acquisition Corporation, Healthcare Corporation of America and Partners For Growth, III, LP(3)
(d)(11)	Pledge Agreement, dated July 17, 2013, by and among Selway Capital Acquisition Corporation and Partners For Growth, III, LP(3)
(e)	Not applicable.

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(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

(1)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 30, 2012.
(2)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2013.
(3)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 23, 2013.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SELWAY CAPITAL ACQUISITION CORPORATION
By:	/s/ Yoram Bibring
Name: Yoram Bibring
Title: Chief Financial Officer

Date: July 26, 2013

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Amended Offer Letter, dated July 26, 2013.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(D)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	The Company’s Current Reports on Form 8-K submitted to the Securities and Exchange Commission on January 31, 2013, March 31, 2013, April 11, 2013, April 16, 2013, April 26, 2013, May 9, 2013, May 10, 2013, May 15, 2013, May 16, 2013, June 11, 2013, July 3, 2013, July 23, 2013 and July 25, 2013 (incorporated by reference to the Forms 8-K filed with the Securities and Exchange Commission on such dates).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Letter Agreements, dated November 7, 2011, by and among the Company, Aegis Capital Corp. and the Company’s founders.(1)
(d)(2)	Investment Management Trust Agreement, dated November 7, 2011, between American Stock Transfer & Trust Company, LLC and the Company.(1)
(d)(3)	Securities Escrow Agreement, dated November 7, 2011, between the Company, American Stock Transfer & Trust Company, LLC and the Company’s founders.(1)
(d)(4)	Registration Rights Agreement, dated November 7, 2011, among the Company and the Company’s founders.(1)
(d)(5)	Voting Agreement, dated April 10, 2013, by and among the Company and certain stockholders.(2)
(d)(6)	Registration Rights Agreement, dated April 10, 2013, by and among the Company and Gary Sekulski, as representative of the stockholders of Healthcare Corporation of America.(2)
(d)(7)	Closing Payment Escrow Agreement, dated April 10, 2013, by and among the Company, Selway Merger Sub, Inc., Healthcare Corporation of America, Gary Sekulski, Edmundo Gonzalez, and American Stock Transfer & Trust Company LLC, as escrow agent.(2)
(d)(8)	Management Share Escrow Agreement, dated April 10, 2013, by and among the Company, Healthcare Corporation of America, certain key personnel signatories thereto, and American Stock Transfer & Trust Company LLC, as escrow agent.(2)
(d)(9)	Loan and Security Agreement, dated July 17, 2013, by and among Selway Capital Acquisition Corporation, Healthcare Corporation of America and Partners For Growth, III, LP(3)
(d)(10)	Registration Rights Agreement, dated July 17, 2013, by and among Selway Capital Acquisition Corporation, Healthcare Corporation of America and Partners For Growth, III, LP(3)
(d)(11)	Pledge Agreement, dated July 17, 2013, by and among Selway Capital Acquisition Corporation and Partners For Growth, III, LP(3)
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

(1)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 30, 2012.

(2)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2013.

(3)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 23, 2013.

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